As Filed with the Securities and Exchange Commission on January 10, 2018

1933 Act File No. 333 - 220645

1940 Act File No. 811 - 23043

Securities and Exchange Commission

Washington, D.C. 20549

Form S-6

Amendment No. 2

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.	Exact Name of Trust: Olden Lane Trust Series 10

B.	Name of Depositor: Olden Lane Securities LLC

C.	Complete Address of Depositor’s Principal Executive Office:

Olden Lane Securities LLC
200 Forrestal Road
Suite 3B
Princeton, New Jersey 08540

D.	Name and Complete Address of Agent for Service:

Copies to:
Michel S. Serieyssol Chief Executive Officer Olden Lane Securities LLC 200 Forrestal Road Suite 3B Princeton, New Jersey 08540	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)(1)

[ ]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.

[ ]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Preliminary Prospectus Dated January 10, 2018. Subject to Completion.

Amplify EASI Tactical Growth Index Fund

PROSPECTUS

[_______], 2018

The portfolio offered pursuant to this prospectus will be sponsored by Olden Lane Securities LLC (“Olden Lane” or the “Sponsor”). Amplify Investments LLC (“Amplify,” the “Evaluator” or the “Supervisor”) will serve as the supervisor and evaluator of the portfolio.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should read this prospectus and retain it for future reference.

OVERVIEW

Amplify EASI Tactical Growth Index Fund (the “Portfolio”) is a unit investment trust (“UIT”) organized under the Investment Company Act of 1940 (the “1940 Act”) as Olden Lane Trust Series 10 (the “Trust”).

The Portfolio will terminate in approximately 25 years, unless otherwise terminated in accordance with the Master Trust Agreement dated February 10, 2015, as amended by the Portfolio’s Trust Agreement Supplement dated _____, 2018 (together, the “Master Trust Agreement”).

The Bank of New York Mellon (the “Custodian”), a banking corporation organized under the laws of New York, performs services for the Portfolio as custodian, transfer agent and administrator. Amplify acts as evaluator and supervisor and Olden Lane as the sponsor, pursuant to a Master Services Agreement, as amended by the Series Master Services Agreement Supplement dated _____, 2018 (the “Services Agreement,” and together with the Master Trust Agreement, the “Trust Agreements”).

Units of the Portfolio may be purchased on any business day the New York Stock Exchange is open by contacting a financial professional. Similar to mutual funds, investors may redeem units every business day at the redemption price, which is based on the current net asset value (“NAV”) of the units.

INVESTMENT OBJECTIVE

The Portfolio seeks to provide investment results that correspond generally to the price and yield, before fees and expenses, of the EASI Growth Index (the “Index”).

PRINCIPAL INVESTMENT STRATEGY

The Portfolio will replicate, before fees and expenses, the performance and characteristics of the Index to the greatest extent possible. The Index is designed to take advantage of investments in U.S. exchange-traded growth stocks during periods of upward momentum, while protecting such investments during periods of momentum loss. The Index uses a rules-based methodology designed to optimize risk-adjusted returns by tactically rotating between exposure to growth stocks and short-term bonds. As set forth below, the Portfolio will either consist of (i) equity securities and equity ETFs or (ii) bond ETFs, depending on the Long-Term Tactical Allocation Signal, defined below.

The Index was created and is maintained by EASI Investments, LLC (“EASI Investments”). EASI Investments is not affiliated with the Portfolio, Olden Lane or Amplify.

Index Eligibility

On each Adjustment Date, as defined below, EASI Investments will determine the index composition by selecting between the non-bond index components and the bond-ETF index components as indicated by the “Long-Term Tactical Allocation Signal” of the Index. The Long-Term Tactical Allocation Signal measures the monthly changes in price on the non-bond index components and compares the monthly price change to their trailing twelve-month average. Based upon the Long-Term Tactical Allocation Signal, the Portfolio will either be “Fully Invested” (100% allocation to non-bond index components and 0% to bond-ETF index components) or “Risk Reduced” (0% allocation to non-bond index components and 100% to bond-ETF index components).

To select non-bond index components, EASI Investments performs a screening process that starts with all securities listed on the New York Stock Exchange, NYSE American stock exchange or NASDAQ Stock Market. EASI Investments then narrows this initial universe of securities. Each security must have:

●	An average daily volume in the last 50 days of 300,000 or more shares;

●

A Stock Growth Grade Point of 3.8 or more. The Stock Growth Grade Point is a proprietary quantitative methodology based on a scale from 0.1 to 4.0, with 4.0 being the best grade point, and is determined by considering the following:

o	Earnings change;

o	Earnings acceleration;

o	Sales change;

o	Price momentum;

o	Price off its 52-week high;

o	Trading volume in association with the price trend; and

o	Return on equity.

If the Index is determined to be Fully Invested, the Portfolio will generally hold between 33 and 50 securities. Non-bond index components will be weighted equally, except in the case the number of index components drops below 33 securities, at which point the SPDR® S&P 500® ETF and the Powershares QQQ ETF will be added as non-bond index components. If the ETFs are selected for the portfolio, each common stock will be given a weight of 3.03% and the remainder of the portfolio will be divided between the ETFs.

If the Index is determined to be Risk Reduced, the bond index components will be weighted as follows: 35% of the Portfolio’s assets will be allocated to PIMCO Enhanced Short Maturity Active Exchange-Traded Fund, 35% of the Portfolio’s assets will be allocated to Vanguard Short Term Bond ETF, 15% of the Portfolio’s assets will be allocated to iShares Core U.S. Aggregated Bond ETF and 15% of the Portfolio’s assets will be allocated to Vanguard Intermediate-Term Bond ETF.

During the Portfolio’s life, the composition of its investments will change to reflect any change in the component securities of the Index. The composition of the Index is determined (i) on the second Friday of each month (or the prior business day if the second Friday is a holiday); or (ii) following a trigger event, defined below (the “Security Selection Date”). Adjustments are made to the Index four business days after the Security Selection Date (the “Adjustment Date”). A “trigger event” refers to a change to the aggregate allocation between non-bond index components and bond-ETF components as indicated by Long-Term Tactical Allocation Signal, which is calculated on every Friday that is a business day and is not a scheduled Security Selection Date. Since the Portfolio will be rebalanced to track the Index, the Portfolio may have significant portfolio turnover. The securities holdings of the Portfolio will be made available to unitholders daily at [www._____.com].

The Supervisor seeks to replicate the composition of the Index in the Portfolio to the extent practicable. The Portfolio will generally change to reflect any changes in the components of the Index only at the time that the Index is rebalanced.

ESSENTIAL INFORMATION

Unit Price at Inception	$10.00
Inception Date	____, 2018
Termination Date	____, 2043, unless otherwise terminated pursuant to the Trust Agreements
Distribution Date	25th day of March, June, September and December (commencing on ____ 25, 2018)
Record Date	10th day of March, June, September and December (commencing on ____ 10, 2018)
Evaluation Time

As of the close of trading of the New York Stock Exchange (normally 4:00 p.m., Eastern time; however, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later)

CUSIP NUMBERS

Standard Accounts	Cash Distributions
Fee Account Cash

Reinvested Distributions	Standard Accounts
Fee Account Cash

Ticker

Minimum Investment	$1,000/100 units

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Investor Fees	Percentage of Public Offering Price	Amount Per 100 Units (1)
Maximum Sales Load	4.95%	$49.50
Estimated Organization Costs (2)
(amount per 100 units paid by the Portfolio at the end of the initial offering period or after one year, whichever occurs first)	$ ____

Annual Portfolio Operating Expenses	Approximate % of Public Offering Price	Amount Per 100 Units (1)
Custodial, Administration and Transfer Agency Fee	_____%	$_____
Supervisory Fee	_____%	$_____
Evaluator’s Fee	_____%	$_____
Bookkeeping and Administrative Fee	_____%	$_____
Estimated Other Portfolio Operating Expenses (3)	_____%	$_____
Estimated Acquired Fund Expenses (4)	_____%	$_____
Total	_____%	$_____

(1)	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2)

The estimated organization costs include the amount per unit paid by the Portfolio at the first anniversary of the Inception Date, or at the end of the initial offering period, whichever occurs first. The initial offering period of the Portfolio may be terminated upon the Trust reaching assets under management that would require the Trust to enter into participation agreements with underlying funds.

(3)

The estimated Trust operating expenses are based upon an estimated Trust size of approximately $10,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but will include licensing fees paid by the Portfolio for the use of intellectual property owned by EASI Investments and licensed to Amplify, including an index licensing fee of 0.15% per annum of the Portfolio’s average daily net assets to Amplify for a sublicense of the Index and a trademark sublicensing fee of 0.05% per annum of the Portfolio’s average daily net assets to Amplify. Amplify will receive a fee of 0.08% per annum of the Portfolio’s average daily net assets from the Portfolio for marketing services. The operating expenses may include global custody charges.

(4)

Although not an actual Portfolio operating expense, the Portfolio, and therefore the unitholders of the Portfolio, will indirectly bear similar operating expenses of the ETFs held by the Portfolio in the estimated amount provided above. Estimated ETF expenses are based upon the NAV of the number of ETF shares held by the Portfolio per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly.

EXAMPLE

This example helps you compare the cost of the Portfolio to other unit trusts and other registered funds. In the example, the Sponsor assumes that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Portfolio:

Year 1:	$
Year 3:
Year 5:
Year 10:

This example assumes that you continue to follow the Portfolio’s strategy.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Portfolio. No assurance can be given that the Portfolio’s investment objective will be achieved. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

The Portfolio is not Managed. The value of your investment may fall over time. Except in limited circumstances, the Portfolio will generally hold, and may continue to buy, the same securities even if their market value declines.

Price Volatility. The value of your investment will fluctuate with changes in the value of the Portfolio’s securities. Securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time, or that you will not lose money. Units of the Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Portfolio to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Portfolio’s performance. Because the Portfolio will track a specified index and will rebalance periodically to maintain its relationship with the index, the turnover and transactional costs may exceed those traditionally associated with UITs.

Dividends Risk. There is no guarantee that the issuers, ETFs or issuers of the ETFs’ underlying securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Index Risk. The Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Portfolio, and Portfolio expenses. In addition, since the Portfolio will hold ETFs, it is likely that the returns and capital appreciation of the Portfolio may be lower than if the Portfolio were made up of common stocks.

Strategy Risk. The Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the Index may not perform as intended. The correlation and performance of the Index’s underlying holdings may diverge from historical trends.

ETF Risk. The Portfolio may invest in shares of ETFs. ETFs are investment pools that hold other securities. Most of the ETFs in which the Portfolio invests are passively managed index funds that seek to replicate the performance or composition of a recognized securities index. The Portfolio may invest in actively managed ETFs, which invest according to a strategy rather than by replicating an index. Actively managed ETFs have greater flexibility in their investments but may have higher expenses and greater portfolio turnover.

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a discount from their NAV in the secondary market. This risk is separate and distinct from the risk that the NAV of an ETF’s shares may decrease. The amount of such discount from NAV is subject to change from time to time in response to various factors. ETFs have management and operating expenses. Unitholders of the Portfolio will bear these fees in addition to the fees and expenses of the Portfolio. See “Fee Table” for additional information. Consequently, you will bear not only your share of the Portfolio’s expenses but also the expenses of the ETFs. As a result of the Portfolio’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

The Portfolio is subject to index correlation risk. To the extent that an underlying ETF is an index-tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than in all of the index’s securities. The use of representative sampling could increase the risk of a tracking error.

The financial condition of an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

Interest Rate Risk. The value of the fixed-income securities in the ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of five years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%. The Portfolio may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Financial Condition of an Issuer. The financial condition of an issuer of securities held by the Trust or an ETF in which the Trust invests may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Payment and Distribution Risk. An issuer, an ETF or an issuer of securities held by an ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the Portfolio. This may result in a reduction in the value of your units. In general, lower-rated bonds carry greater credit risk.

Economic Conditions Risk. Economic conditions may lead to limited liquidity and greater market volatility. The markets for fixed-income securities, such as those held by certain ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted from, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Industry Concentration Risk. The ETFs in which the Portfolio may invest may be concentrated to a significant degree in a single industry or sector. An ETF concentrated in a single industry or sector presents more risks than a fund that is broadly diversified over several industries or sectors. To the extent that the ETFs of the index are concentrated in issuers in a particular industry or sector, the Portfolio will also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Portfolio may face more risks than if it were diversified broadly over numerous industries or sectors.

Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST PORTFOLIO
OLDEN LANE TRUST SERIES 10
AMPLIFY EASI TACTICAL GROWTH INDEX FUND
AS OF THE PORTFOLIO INCEPTION DATE, ______, 2018

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Portfolio (2)
[_____]: [___]%

NOTES TO PORTFOLIO

(1)

The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Portfolio’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)

The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Portfolio) are $____ and $____, respectively.

OLDEN LANE TRUST SERIES 10
STATEMENT OF FINANCIAL CONDITION AS OF ______, 2018

Investment in Securities
Contracts to purchase underlying securities (1)(2)	$
Total	$
Liabilities and interest of investors
Liabilities
Organization costs (3)	$
Transactional sales charge (4)	$
Total
Interest of investors
Cost to investors
Less transactional sales charge and organization costs (3)(4)
Net interest of investors
Total	$
Number of units
Net asset value per unit	$

(1)	Aggregated cost of the securities is based on the closing sales price evaluations on the business day prior to the Portfolio’s Inception Date as determined by the Evaluator.

(2)

Cash or an irrevocable letter of credit has been deposited with the Custodian covering the Portfolio (aggregating $150,000) necessary for the purchase of securities in the Portfolio represented by purchase contracts.

(3)

A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $[___] per 100 units for the Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or one year following the Inception Date to an account maintained by the Custodian from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(4)	The maximum sales charge is 4.95%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Unitholders
Olden Lane Trust Series 10

Opinion on the financial statement

We have audited the accompanying statement of financial condition, including the trust portfolio on page __, of Olden Lane Trust Series 10 (the “Trust”) as of _____, 2018, the initial date of deposit, and the related notes (the “financial statement”). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Trust as of _____, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

The financial statement is the responsibility of Olden Lane Securities LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _____, 2018 by correspondence with The Wilmington Trust, National Association, Trustee. We believe that our audit provide a reasonable basis for our opinion.

GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trust, sponsored by Olden Lane Securities LLC since 2015.

Chicago, Illinois
______, 2018

THE PORTFOLIO

HOW TO BUY UNITS

You can buy units of the Portfolio on any business day the New York Stock Exchange is open by contacting your financial professional. Units may be purchased in denominations of one or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, as the result of reinvestment of dividends, will be computed to three decimal places. Unit prices are available daily on the Internet at [www._____.com]. The public offering price of the units includes:

●	the NAV per unit, plus

●	organization costs during the initial offering period, plus

●	the sales charge.

The “net asset value per unit” is the value of the securities, cash and other assets in the Portfolio reduced by the liabilities of the Portfolio divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of the Portfolio are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Portfolio.

Value of the Securities. The Evaluator determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Evaluator generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the Custodian provides the Evaluator with closing prices from a pricing service approved by the Sponsor. In some cases, the Evaluator will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

The Evaluator determined the initial prices of the securities shown under “Trust Portfolio” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units, the Evaluator will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating the Portfolio. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the Trustee and the Custodian and the initial valuation and audit. The Portfolio will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after one year, if earlier. The value of your units will decline when the Portfolio pays these costs.

Organization costs will only be included in the public offering price during the period until the first anniversary of the Portfolio’s Inception Date. Organization costs will not exceed the estimate set forth in the “Fee Table.”

Transactional Sales Charge. You pay a fee when you buy units. We refer to this fee as the “transactional sales charge.” The transactional sales charge is 4.95% of the Public Offering Price per unit (equivalent to ___% of the net amount invested plus cash deposited to pay the Trust’s organization costs).

Advisory and Fee Accounts. The Sponsor eliminates the transactional sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions, who charge for financial planning or for investment advisory or asset management services or who provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvested into additional units of the Portfolio or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Portfolio. See “Expenses” in the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales charge that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of the Sponsor and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales charge that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. We do not charge any transactional sales charge when you reinvest distributions from the Portfolio into additional units of the Portfolio. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any transactional sales charge that will be collected on such units at the time of reinvestment.

The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See “How to Buy Units” in this prospectus for more information regarding buying units.

How We Distribute Units. The Sponsor sells units to the public through broker-dealers, registered investment advisers, certified financial planners and other firms. The Sponsor pays part of the sales charge you pay to these distribution firms when they sell units. The distribution fee paid is 4.00% of the Public Offering Price per unit.

Eligible dealer firms and other selling agents who sell at least $5 million in units during the initial offering period will be entitled to up to the following additional sales concessions with respect to total sales:

Total Sales (in millions)	Additional Concession
$5	0.075%
$15	0.175%
$25	0.300%
$35	0.375%
$45	0.400%
$55	0.450%
$75	0.475%
$100 or more	0.500%

Dealers and other selling agents will not receive a concession on the sale of units that are not subject to a transactional sales charge, but such units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with the Sponsor and provide the Sponsor with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Other Compensation and Benefits to Broker-Dealers. The Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the Portfolio to its customers. This compensation is intended to result in additional sales of the Sponsor’s products and/or compensate broker-dealers and financial advisers for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of the Sponsor’s products by the intermediary or its agents, the placing of the Sponsor’s products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms, and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell the Sponsor’s products; in particular, the Sponsor has entered into an agreement with Ausdal Financial Partners, Inc. to act as the exclusive marketing agent for the Units. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of its costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the Sponsor’s product, including the Portfolio, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units. We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. Due to fluctuations in unit price, we may gain or lose money when we hold units in the primary or secondary market. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of gain or loss relating to the Portfolio is set forth in the notes accompanying the “Trust Portfolio” on the initial deposit of securities into the Portfolio.

HOW TO SELL YOUR UNITS

You can sell your units on any business day by contacting your financial professional or, in some cases, the Portfolio’s Transfer Agent. Unit prices are available daily on the Internet at [www._____.com] or through your financial professional. We often refer to the sale price of units as the “liquidation price.” Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the first anniversary of the Inception Date, at the discretion of the Sponsor, the price at which the Transfer Agent will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Selling Units. The Sponsor may maintain a secondary market for units. This means that if you want to sell your units, the Sponsor may buy them at the current NAV or “liquidation price,” depending on whether or not the Portfolio is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. During the initial offering period, the sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Transfer Agent on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the Transfer Agent on any day the New York Stock Exchange is open. You will receive the redemption price for a particular day if the Transfer Agent receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Transfer Agent by the time designated by the Transfer Agent are priced based on the date of receipt. Redemption requests received by the Transfer Agent after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Transfer Agent until after the time designated by the Transfer Agent are priced based on the date of the next determined redemption price, provided they are received in a timely manner by the Transfer Agent on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Transfer Agent so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Transfer Agent receives your completed request.

If you redeem your units, the Transfer Agent will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the Transfer Agent can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the SEC determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the SEC permits.

In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Transfer Agent will make any in-kind distribution of securities by distributing applicable securities in book-entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of the Portfolio’s life. The Sponsor may discontinue this option upon 60 days’ notice. If you request an in-kind distribution of the securities underlying units of your Portfolio, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

DISTRIBUTIONS

Distributions. You can elect to:

●	reinvest distributions in additional units of the Portfolio at no fee; or

●	receive distributions in cash.

The Portfolio generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” for the Portfolio. In some cases, the Portfolio might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in the Portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Portfolio expenses change.

In addition, the Portfolio may pay a special distribution in order to maintain the qualification of the Portfolio as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Portfolio. The amount of your distributions will vary from time to time as companies change their dividends, as Portfolio expenses change or as a result of changes in the Portfolio’s portfolio.

Reinvest in the Portfolio. You can keep your money working by electing to reinvest your distributions in additional units of the Portfolio. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Essential Information” section of this prospectus. You may also make or change your election by contacting your financial professional or the Transfer Agent. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The Transfer Agent or your financial professional will make available to you a statement showing income and other receipts of the Portfolio for each distribution. Each year the Transfer Agent will also provide an annual report on the Portfolio’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Portfolio, if available.

ADDITIONAL INVESTMENT RISKS

All investments involve risk. This section describes the main risks that can impact the value of the securities in the Portfolio. You should understand these risks before you invest. You could lose some or all of your investment in the Portfolio. Securities markets may experience significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Portfolio will achieve its objective or that the investment return will be positive over any period.

Market risk. Market risk is the risk that a particular security in the Portfolio, the Portfolio itself or securities in general may fall in value. Market value may be affected by a variety of factors, including: general securities markets movements; changes in the financial condition of an issuer or a sector; changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation; and purchases and sales of securities by the Portfolio.

Even though the Evaluator carefully supervises the Portfolio, you should remember that it does not, nor does the Sponsor, manage the Portfolio. The Portfolio will not sell a security solely because the market value falls, as is possible in the case of a managed fund.

Price volatility. The value of your Portfolio’s units will fluctuate with changes in the value of its underlying securities. Security prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, security prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Not actively managed. The Trust is a unit investment trust and is not actively managed. As a result, the Sponsor will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time, or that you will not lose money.

FDIC risk. Units of the Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional deposits. Some of the securities may have limited trading volume. The Custodian, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable, reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Portfolio’s failure to participate in any appreciation of those stocks before the cash is invested. Similarly, at termination of the Portfolio, the Sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Portfolio will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Portfolio to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Portfolio’s performance. Because the Portfolio will track a specified index and will rebalance periodically to maintain its relationship with the index, the turnover and transactional costs may exceed those traditionally associated with UITs.

Index risk. The Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Portfolio, and Portfolio expenses. In addition, to the extent that the Portfolio holds ETFs, rather than common stocks, it is likely that the returns and capital appreciation of the Portfolio may be lower than if the Portfolio were made up solely of common stocks.

Strategy risk. The Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the Index may not perform as intended. The correlation and performance of an index’s underlying holdings may diverge from historical trends.

Exchange-traded funds risk. The Portfolio invests in shares of ETFs, which are investment pools that hold other securities. The ETFs may be passively managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs may also be actively managed funds that follow a strategy and rely on portfolio managers to select securities for the portfolio. ETFs are either open end management investment companies or unit investment trusts registered under the 1940 Act, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at NAV. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units”; however, the Sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Portfolio will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares in creation units, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. Please note that ACES ETF shares are not individually redeemable.

ETFs are subject to various risks, including management’s ability to meet the funds’ investment objective. The Portfolio is also subject to the risks to which the ETFs may be subject, as well as the ETFs’ management and operating expenses. You will bear not only your share of your Portfolio’s expenses, but also the expenses of the ETFs. As a result of the Portfolio’s investment in ETFs, you will incur greater expenses than if you invested directly in the ETFs. Shares of ETFs may trade at a discount from their NAV in the secondary market. This risk is separate and distinct from the risk that the NAV of the ETF’s shares may decrease. The amount of such discount from the NAV is subject to change from time to time in response to various factors.

Index correlation risk. Index correlation risk is the risk that the performance of an index tracking product will vary from the actual performance of the target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than in all of the index securities. The use of representative sampling could increase the risk of a tracking error.

Credit and income risk. Credit risk is the risk that the issuer of a debt security held by an underlying fund in the Portfolio is unable to make interest and/or principal payments on the security. An issuer’s credit rating or general market assessments of the issuer’s ability to pay its obligations may affect the market value of the securities in the Portfolio.

Interest rate risk. The Portfolio invests in underlying funds that hold fixed rate securities. Interest rate risk is the risk that the value of securities held by an underlying fund in your Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and will decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The Portfolio may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Call risk. The Portfolio invests in underlying funds that hold fixed rate securities. Call risk is the risk that securities held by an underlying fund in your Portfolio can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and the underlying fund may not be able to reinvest the money it receives at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by an ETF in the Portfolio are more likely to be called when interest rates decline. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment grade are generally more susceptible to this risk than investment-grade securities.

Foreign securities risk. The Portfolio and certain ETFs held by the Portfolio may invest in U.S. listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

●	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

●	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations; and

●	Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

Emerging markets risk. The Portfolio and certain ETFs held by the Portfolio may invest in securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, political risk, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Small- and mid-capitalization company risk. The Portfolio and certain underlying funds held by the Portfolio invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. These additional risks are due in part to the following factors. Small- and mid-capitalization companies may:

●	have limited product lines, markets or financial resources;

●	be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

●	have less publicly available information;

●	lack management depth or experience;

●	be less liquid;

●	be more vulnerable to adverse general market or economic developments; and

●	be dependent upon products that were recently brought to market, or upon key personnel.

Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Selection risk. Securities selected according to this strategy may not perform as intended. The Portfolio is exposed to additional risk due to its policies of investing in accordance with an investment strategy. Although the Portfolio’s investment strategies are designed to achieve the Portfolio’s investment objective, the strategies may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Portfolio is restricted under the 1940 Act from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Portfolio will be adversely affected if trading markets for the securities are limited or absent.

Financial condition of issuer. The financial condition of an issuer held by an underlying fund may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST ADMINISTRATION

The Trust. Olden Lane Trust is a statutory trust created under the laws of the State of Delaware on February 10, 2015, by the Master Trust Agreement between Olden Lane, as depositor, and Wilmington Trust, National Association, as trustee (the “Trustee”). The Trust has received exemptive relief from the SEC to operate as a unit investment trust. Please see SEC File Number 812-14436.

The Portfolio is a separate series created within Olden Lane Trust pursuant to the Trust Agreement, which describes the term of the Portfolio. The value of the securities and other property comprising the Portfolio’s portfolio (is determined on each business day by the Evaluator as discussed under “How to Buy Units—Value of the Securities.”)

To create the Portfolio, the Sponsor delivered to the Custodian securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the delivery of the securities and/or other property and the creation of the Portfolio, the Transfer Agent delivered to the Sponsor the units comprising the ownership of the Portfolio. These units are now being offered pursuant to this prospectus.

The Bank of New York Mellon, a banking corporation organized under the laws of New York, performs services for the Portfolio as custodian, transfer agent and administrator. Amplify Investments LLC acts as evaluator and supervisor and Olden Lane acts as the sponsor, pursuant to the Services Agreement.

Changing Your Portfolio. The Portfolio is not a managed fund. Unlike a managed fund, the Portfolio’s ability to buy and sell securities is limited. The Portfolio will generally buy and sell securities:

●	to invest on an ongoing basis in substantially all of the securities that comprise the relevant index and to replicate the composition of the index;

●	to pay expenses;

●	to issue additional units or redeem units;

●	in limited circumstances to protect the Portfolio;

●	to avoid direct or indirect ownership of a passive foreign investment company;

●	to make required distributions or avoid imposition of taxes on the Portfolio;

●	to maintain the qualification of the Portfolio as a regulated investment company; or

●	as otherwise permitted by the Trust Agreement.

Notwithstanding the preceding discussion, the Portfolio will consist of as many of the securities in the Index as is feasible on an ongoing basis. It may be impracticable for the Portfolio to own certain of such securities at any time. Adjustments to the Portfolio to match the weightings of the securities as closely as is feasible with their weightings in the Index may occur periodically. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most underrepresented in the Portfolio. Changes in the index may occur as a result of merger or acquisition activity. In such cases, the Portfolio, as a shareholder of an issuer that is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Portfolio is generally not permitted to accept any such offers until such time as the issuer has been removed from the index.

If the Index is no longer maintained, we may continue operation of the Portfolio using the index as it existed on the last date it was available or we may terminate the Portfolio.

Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a “Failed Contract Security”), the Sponsor may instruct the Custodian in writing either to effect a buy-in in accordance with the rules of the marketplace where the Failed Contract Securities were purchased or its clearinghouse or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor from funds held by the Custodian. Purchases of Replacement Securities will be made subject to the following conditions:

●	the Replacement Securities will be securities as originally selected for the Portfolio;

●	the purchase of the Replacement Securities will not adversely affect the federal income tax status of the Portfolio;

●

the purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter or Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

●	the Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

In the event of a Failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

Any contract to deliver Portfolio securities may not exceed 120 days from the effective date of the Portfolio’s registration statement.

The Sponsor will increase the size of the Portfolio as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing Portfolio.

When the Portfolio buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Portfolio buys the securities. When the Portfolio buys or sells securities, the Supervisor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Portfolio or the Trustee.

Investment Policies. When the Portfolio was created, the Sponsor delivered to the Custodian securities or contracts for the purchase thereof for deposit in the Portfolio and the Transfer Agent delivered to the Sponsor documentation evidencing the ownership of units of the Portfolio. After the Portfolio is created, the Sponsor may deposit additional securities in the Portfolio, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts that will seek to replicate, as closely as practicable, the Portfolio immediately prior to such deposits. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Portfolio will pay the associated brokerage fees.

Unitholders will not be able to dispose of or vote any of the securities in the Portfolio. As the holder of the securities, the Custodian will vote the securities as directed by the Supervisor or otherwise will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than the Portfolio. However, the Custodian may not be able to vote the securities in the Portfolio that are traded on foreign exchanges.

Amending the Services Agreement. The Services Agreement may be amended by Olden Lane Trust, Amplify Investments LLC, Olden Lane and the Custodian without the consent of any of the unitholders to cure ambiguities or to correct or supplement or change any provisions that may be defective or inconsistent; to change any provision thereof as may be required by governmental or self-regulatory agencies; to make such provisions as shall not materially adversely affect the interests of the unitholders; or to make such amendments to preserve the tax status of the Portfolio. The Transfer Agent will provide notice to unitholders of such amendment in the annual statement provided to unitholders.

The Services Agreement may also be amended in any respect, or provisions waived, by the parties above, with the consent of the holders of units representing 66-2/3% of outstanding units. Any amendment or waiver that permits a reduction of the units required to consent to any amendment will require the consent of unitholders. Similarly, in no event may any amendment be made that would alter the rights to the unitholders as against each other, allow the Portfolio to engage in business or investment activities other than those described in this prospectus and the Services Agreement, adversely affect the tax status of the Portfolio for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes. In addition, the Services Agreement may not be amended without the consent of all unitholders so as to permit, except as otherwise disclosed herein, the acquisition of any securities or Portfolio property.

Amending the Master Trust Agreement. The Trust Agreement may also be amended in any respect by Olden Lane and the Trustee, or provisions waived, in the same manner and subject to the same conditions as for the Services Agreement.

Termination of the Portfolio. The Portfolio will terminate on the termination date set forth under “Essential Information” for the Portfolio. The Sponsor may terminate your Portfolio early if the value of the Portfolio is less than 40% of the original value of the securities in the Portfolio at the time of deposit. At this size, the expenses of the Portfolio may create an undue burden on your investment. Investors owning two-thirds of the units in the Portfolio may also vote to terminate the Portfolio early. The Sponsor will liquidate the Portfolio in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Portfolio would be reduced to less than 40% of the value of the securities at the time they were deposited in the Portfolio. The Portfolio may also terminate if the Index is no longer maintained.

The Transfer Agent will notify you of any termination and sell any remaining securities. Pursuant to the terms of the Trust Agreement, the Transfer Agent will send a final distribution to unitholders two business days after the settlement of securities trades following the liquidation of all the securities and after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The Sponsor of the Trust is Olden Lane Securities LLC. The Sponsor is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is 200 Forrestal Road, Suite 3B, Princeton, New Jersey 08540.

If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Supervisor may replace it, continue to operate the Portfolio without the Sponsor or terminate the Portfolio.

The Sponsor and the Portfolio have adopted a code of ethics requiring their employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolio.

The Evaluator and the Supervisor. The Evaluator and Supervisor of the Portfolio is Amplify Investments LLC, a Delaware limited liability company. Amplify is registered under the Investment Advisers Act of 1940, as amended. While the Evaluator is responsible for evaluating and supervising the Portfolio and modifying the composition of the Portfolio’s investments to reflect any change in the component securities of the EASI Growth Index, none of the Sponsor, the Trustee, the Custodian nor the Evaluator manages the Portfolio.

The Trustee. The Wilmington Trust, National Association is the Trustee of the Portfolio, with its principal unit investment trust division offices located at 1100 North Market Street, Wilmington, Delaware 19890. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

Custodian. The Bank of New York Mellon, a banking corporation organized under the laws of New York, performs services for the Portfolio as custodian, transfer agent and administrator pursuant to the Services Agreement and a respective series supplement to the Master Services Agreement relating to the Portfolio among Olden Lane Trust, Olden Lane, Amplify and the Custodian.

Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The Services Agreement provides that the Custodian, except by reason of its own gross negligence, bad faith or willful misconduct, shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Services Agreement, nor shall the Custodian be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Trust property. The Custodian (in its capacities as custodian, transfer agent and administrator) is indemnified by the Trust against any loss or liability (including counsel fees and expenses incurred in defending itself against any claim of liability) arising out of services provided to the Trust unless the loss or liability results from its own gross negligence, bad faith or willful misconduct. If the cash balances of the Trust accounts are insufficient to provide for such indemnification, the Custodian or depositor has the power to sell Trust property to provide required funds.

The Custodian will not be liable for any losses and other costs and expenses of a defense against claims or liabilities resulting from its performance under the Services Agreement, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of the Custodian. The Custodian will not be liable for any taxes or other governmental charges imposed upon or in respect of the Trust property.

The Services Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to them; provided, however, that the Evaluator shall be under no liability to unitholders or any other party to the Services Agreement for errors, but shall not be protected for its gross negligence, bad faith or willful misconduct in the performance of its duties.

The Trust Agreement contains customary provisions limiting the liability of the Trustee. The Trustee shall not be personally liable under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to Olden Lane Trust or the beneficial owners for the Trustee’s own bad faith, willful misconduct or gross negligence in the performance of its express duties under the Trust Agreement. The Trustee shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, dispose of or otherwise deal with the assets of Olden Lane Trust or any Trust, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated by the Trust Agreement, except as expressly provided by the terms of the Trust Agreement.

The duties of the Trustee are extremely limited. The duties of the Trustee shall be limited to (i) accepting legal process served on Olden Lane Trust or any Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute pursuant to Delaware law.

The unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trust or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning units of the Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be deposited in the Portfolio. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio rebalancing to mimic the index will be done in-kind through a third-party agency account in order to minimize to the extent possible the Portfolio’s realization of capital gain or loss and any associated tax liability.

Portfolio Status. The Portfolio intends to qualify as a “regulated investment company” under the federal tax laws. If the Portfolio qualifies as a regulated investment company and distributes its income as required by the tax laws, the Portfolio generally will not pay federal income taxes.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Portfolio’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be currently taxable to you. The tax status of your distributions from the Portfolio is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a transactional sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Portfolio may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Portfolio because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket; 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets; and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends from the Portfolio may be subject to a higher marginal stated federal tax rate. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to the REITs included in the Portfolio) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from the Portfolio and sell your units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gains dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Portfolio are generally taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Portfolio itself. Dividends from REITs such as those held by the Portfolio are qualifying dividends only in limited circumstances. The Portfolio will provide notice to its unitholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem units or when the Portfolio terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could, however, assert that a loss could not be currently deducted.

Exchanges. If you elect to have your proceeds from the Portfolio rolled over into a future series of the Portfolio, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by the Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases, you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Foreign Tax Credit. If the Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Foreign Corporations. If the Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The Portfolio will not be able to pass through to its unitholders any credit or deduction for such taxes. The Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In such case, the Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that the Portfolio properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Portfolio that are properly reported by the Portfolio as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Portfolio makes certain elections and that certain other conditions are met. Distributions from the Portfolio that are properly reported by the Portfolio as an interest-related dividend attributable to certain interest income received by the Portfolio or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Portfolio may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Portfolio makes certain elections and that certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

ADDITIONAL INFORMATION REGARDING THE INDEX

Underlying ETFs

iShares Core U.S. Aggregated Bond ETF	Seeks to track the investment results of an index composed of the total U.S. investment-grade bond market
PIMCO Enhanced Short Maturity Active Exchange-Traded Fund

Seeks greater income and total return potential than money market funds, and may be appropriate for non-immediate cash allocations. The fund primarily invests in short-duration investment grade securities

Powershares QQQ ETF	Seeks to generally correspond to the value of the Underlying NASDAQ-100 Index®
SPDR® S&P 500®ETF	Seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index
Vanguard Intermediate-Term Bond ETF

Seeks to track the investment return of the Bloomberg Barclays U.S. 5–10 Year Government/Credit Float Adjusted Index, a market-weighted bond index that covers investment-grade bonds with a dollar-weighted average maturity of 5 to 10 years.

Vanguard Short Term Bond ETF

Seeks to track the performance of the Bloomberg Barclays U.S. 1–5 Year Government/Credit Float Adjusted Index, a market-weighted bond index that covers investment-grade bonds with a dollar-weighted average maturity of 1 to 5 years

ANNUAL PORTFOLIO OPERATING EXPENSES

The Portfolio will pay various expenses to conduct its operations. The “Fee Table” shows the estimated amount of these expenses.

The Portfolio will pay a fee to the Custodian for its services. The Custodian also benefits when it holds cash for the Portfolio in non-interest-bearing accounts. The Supervisor receives an annual fee as set forth herein for maintaining surveillance over the Portfolio and for performing certain portfolio trading functions and administrative services for the Portfolio. In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Portfolio. If so provided, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Portfolio. Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided, the Evaluator may also receive an annual fee for performing evaluation services for the Portfolio. All of these fees may adjust for inflation without your approval.

The Portfolio will also pay Amplify for marketing services equal to 0.08% annually of the average daily net assets of the Portfolio and paid quarterly in arrears.

The Portfolio will also pay an index licensing fee of 0.15% per annum of the Portfolio’s average daily net assets to Amplify for a sub-license of the EASI Growth Index and a trademark sub-licensing fee of 0.05% per annum of the Portfolio’s average daily net assets to Amplify.

The Portfolio may pay expenses such as legal and auditing expenses; licensing fees; various governmental charges; fees for extraordinary custodial services; costs of taking action to protect the Portfolio; costs of indemnifying the Trustee, the Custodian and the Sponsor; offering costs incurred after the end of the initial offering period, legal fees and expenses; expenses incurred in contacting you; and costs incurred to reimburse the Custodian for advancing funds to meet distributions. The Portfolio may pay the costs of updating its registration statement each year. The Custodian may pay Portfolio expenses from distributions received on the securities or may sell securities to pay Portfolio expenses.

DISCLAIMERS

EASI Investments, LLC (the “Index Provider”) is not affiliated with the Portfolio, the Sponsor or Amplify Investments LLC. The Index is a product of the Index Provider. The Portfolio (also referred to as the “Licensee”) has entered into a license agreement with the Index Provider pursuant to which the Licensee pays a fee to use the Index and the marketing names and licensed trademarks of the Index (the “Trademarks”). The Index is compiled and calculated by the Index Provider. The Index Provider has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Index. The Index Provider will apply all necessary means to ensure the accuracy of the Index. However, the Index Provider shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and shall not be under any obligation to advise any person of any error therein. Neither the publication of the Index by the Index Provider nor the granting of a license of rights relating to the Index or to the Trademarks for utilization in connection with the Portfolio represents a recommendation by the Index Provider for a capital investment or contains in any manner a warranty or opinion by the Index Provider with respect to the attractiveness of an investment in the Portfolio. The Portfolio is not sponsored, endorsed, or sold by the Index Provider. The Index Provider makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of trading in the Portfolio. The Index Provider is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be sold or in the determination or calculation of the equation by which the Portfolio may be converted. Notwithstanding the foregoing, the Index Provider may independently issue and/or sponsor financial products unrelated to the Portfolio but similar to and competitive with the Portfolio. In addition, the Index Provider may trade financial products that are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Portfolio.

THE INDEX PROVIDER DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED

BY THE LICENSEES, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX PROVIDER MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDER HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

EXPERTS

Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Portfolio and has passed on the legality of the units. Richards, Layton & Finger, P.A., 920 North King Street, Wilmington, Delaware 19801, acts as counsel for the Trustee and will pass on certain Delaware law matters regarding the units.

Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein has been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Contents

Overview	2

Summary	2
Amplify ACES EASI Tactical Growth Index Fund	2

Statement of Financial Condition	10

Report of Independent Registered Public Accounting Firm	11

The Portfolio	12
How to Buy Units	12
How to Sell Your Units	15
Distributions	16
Additional Investment Risks	17
Trust Administration	21
Taxes	26
Additional Information Regarding The Index	30
Annual Portfolio Operating Expenses	30
Disclaimers	31
Experts	32

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	202.551.8090 (only for information on the operation of the Public Reference Section)

You can contact the following for more information about these investments:

Call The Bank of New York Mellon
[_____] (investors)/[_____] (brokers)

Olden Lane Trust Series 10
Securities Act file number: 333-220645
Investment Company Act file number: 811-23043

When units of the Portfolio are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in this prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

PROSPECTUS

Amplify EASI Tactical Growth Index Fund

DATED ____, 2018

[_____] [_____] Email: [_____] {Website]

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

B.	This Amendment to the Registration Statement comprises the following papers and documents.

The facing sheet

The prospectus

The signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Olden Lane Trust Series 10, has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized by Olden Lane Securities LLC in the City of Princeton, and State of New Jersey on the 10th day of January, 2018.

Olden Lane Trust Series 10, Registrant

By:	Olden Lane Securities LLC, Depositor

	By:	/s/ Michel Serieyssol
Michel Serieyssol
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Michel Serieyssol	Chief Executive Officer of Olden Lane Securities LLC	January 10, 2018
Michel Serieyssol

/s/ Peter Marquardt	Chief Compliance Officer of Olden Lane Securities LLC	January 10, 2018
Peter Marquardt

/s/ Yuen Na Chun	Financial Operations Principal of Olden Lane Securities LLC	January 10, 2018
Yuen Na Chun

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 23.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Richard, Layton and Finger PA

The consent of Richard, Layton and Finger P.A. to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Certificate of Formation of Olden Lane Securities LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
1.2	Limited Liability Company Operating Agreement of Olden Lane Securities LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.1	Master Trust Agreement Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.2	Series 10 Trust Agreement Supplement dated [ ], 2018 (to be filed by amendment).
2.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.5	Series 10 MSA Supplement dated [ ], 2018 (to be filed by amendment).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be filed by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust, including a consent to the use of its name in the Registration Statement (to be filed by amendment).
14.1	Form of Code of Ethics of Trust and Olden Lane Securities LLC. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
23.1	Consent of Independent Registered Public Accounting Firm (to be filed by amendment).
99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
99.2	Information regarding directors and officers of Olden Lane Securities LLC. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

Memorandum

Re:	Olden Lane Trust Series 10

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 was filed in respect of Olden Lane Trust (and subsequent series) (File No. 811-23043).

1933 Act

The Indenture

The Master Trust Agreement was filed in respect of Olden Lane Trust (and subsequent series) (File No. 811-23043).

Chapman and Cutler LLP

Chicago, Illinois

January 10, 2018